# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DYNARESOURCE, INC., CIK 0001111741
CUSIP: 268073103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: The Urban Towers, 222 W. Las Colinas Blvd., Suite 1910, Irving, Texas (TX), 75039
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001200246
Persons authorized to receive notices and communications: Matthew K. Rose, 2633 Magnolia Circle, Westlake, Texas (TX), 76262, (817) 307-7439

## Reporting persons
- Golden Post Rail, LLC (CIK 0001647774): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 4,987,579; sole dispositive power 0; shared dispositive power 4,987,579; aggregate amount beneficially owned 4,987,579 (13.3% of the class)
  Comment: (1) Includes 598,275 shares of Common Stock of the Issuer issuable upon the conversion of derivative securities beneficially owned by Golden Post.
- Matthew K. Rose (CIK 0001200246): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 736,479; shared voting power 6,742,579; sole dispositive power 736,479; shared dispositive power 6,742,579; aggregate amount beneficially owned 7,479,058 (19.9% of the class)
  Comment: (1) Includes shares of Common Stock of the Issuer beneficially owned by Golden Post and MKR GRAT.
  
  (2) Includes 598,275 shares of Common Stock of the Issuer issuable upon the conversion of derivative securities beneficially owned by Golden Post.
- MKR 2022 Grantor Retained Annuity Trust (CIK 0001971236): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 1,755,000; shared voting power 0; sole dispositive power 1,755,000; shared dispositive power 0; aggregate amount beneficially owned 1,755,000 (4.69% of the class)
  Comment: (1) Includes 598,275 shares of Common Stock of the Issuer issuable upon the conversion of derivative securities beneficially owned by Golden Post.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: DYNARESOURCE, INC.
Address of issuer's principal executive offices: The Urban Towers, 222 W. Las Colinas Blvd., Suite 1910, Irving, Texas (TX), 75039
Comment: This Amendment No. 9 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of DynaResource, Inc., a Delaware corporation (the "Issuer"). This Amendment amends the Schedule 13D, as previously amended (as amended, the "Schedule 13D"), filed with the Securities and Exchange Commission ("SEC") by Golden Post Rail, LLC, a Texas limited liability company ("Golden Post"), Matthew K. Rose, a United States citizen, and MKR 2022 Grantor Retained Annuity Trust by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

"On September 1, 2026, Golden Post entered into a Securities Purchase Agreement with the Issuer (the "SPA"), pursuant to which Golden Post purchased 1,913,889 units of the Issuer at a purchase price of $0.45 per unit, with each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $0.51 per share (the "Warrant" and the shares of Common Stock purchasable thereunder, the "Warrant Shares"), for aggregate consideration of $861,250.05. The Warrant is exercisable for a period commencing on the date the Charter Amendment (defined below) is approved and filed with the Delaware Secretary of State (the "Authorized Shares Condition") and ending at 5:00 p.m. Central Time on the later of (i) 180 days following the issuance date of the Warrant and (ii) 30 days following the satisfaction of the Authorized Shares Condition.

Pursuant to the SPA, the Issuer agreed to prepare and file a proxy statement and convene a meeting of its stockholders (the "Stockholder Meeting") for the purpose of obtaining stockholder approval of an amendment to its Amended and Restated Certificate of Incorporation, as amended, to either increase its number of authorized shares of Common Stock or effect a reverse stock split of the Common Stock (the "Charter Amendment"), in each case to satisfy all share reservation obligations of the Issuer, including to accommodate the exercise of the Warrant to purchase the Warrant Shares in accordance with the terms of the Warrant, taking into account all issued and outstanding shares of Common Stock and all shares of Common Stock required to be reserved under all (i) outstanding derivative securities, (ii) outstanding equity awards and (iii) equity incentive plans of the Issuer.

In connection with the unit offering, Golden Post and the Issuer entered into (i) a letter agreement (the "Waiver") pursuant to which Golden Post waived, for a period of 120 days, certain preemptive and antidilution rights that would otherwise have been triggered by the unit issuances contemplated by SPA and (ii) a voting agreement (the "Voting Agreement") pursuant to which Golden Post agreed to vote all of its shares entitled to vote at the Stockholder Meeting in favor of the Amendment, in accordance with and subject to the terms and conditions thereof.

The foregoing summary is qualified in its entirety by reference to the full text of the SPA, the Warrant, the Voting Agreement and the Waiver, copies of which are attached hereto as Exhibits 99.23, 99.24, 99.25 and 99.26, respectively, and incorporated herein in their entirety by reference. The representations, warranties and covenants contained in the SPA were made only for purposes of the SPA and as of specific dates, were solely for the benefit of the parties to the SPA, and may be subject to limitations agreed upon by the contracting parties."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.
(ii) shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.
(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.
(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Persons do not own any shares of Common Stock other than as set forth in this Item 5.
Transactions in the class effected during the past sixty days: Transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, are described below: The portions of Item 3 of this Amendment that relate to the acquisition by the Reporting Persons of shares of Common Stock are incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated in its entirety as follows: "The following exhibits are filed as exhibits to this Schedule 13D:

Exhibit Description of Exhibit

99.1 Joint Filing Agreement, dated as of March 28, 2023, by and between Golden Post Rail, LLC, Matthew K. Rose and MKR 2022 Grantor Retained Annuity Trust, incorporated by reference to Exhibit 99.1 to Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on March 29, 2023.

99.2 Securities Purchase Agreement, dated as of May 6, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC and Koy W. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.3 Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.4 Promissory Note, dated as of May 6, 2015, made by DynaResource, Inc. to Golden Post Rail, LLC, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.5 Limited Consent Agreement, effective as of June 17, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 99.5 to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.6 Registration Rights Agreement, dated as of June 30, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.2 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.7 Co-Sale Agreement, dated as of June 30, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC, and certain stockholder signatories thereto, incorporated by reference to Exhibit 99.7 to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.8 Certificate of Designations of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.9 Warrant, dated June 30, 2015, incorporated by reference to Exhibit 99.9 to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.10 Certificate of Increase of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.11 Warrant, dated May 13, 2020, incorporated by reference to Exhibit 4.7 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.12 Note Purchase Agreement, dated as of May 14, 2020, by and among DynaResource, Inc., Golden Post Rail, LLC and the other parties listed on Exhibit A thereto, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.13 Convertible Promissory Note, dated May 14, 2020, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.14 Certificate of Designations of Series D Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.15 Warrant, dated May 14, 2020, incorporated by reference to Exhibit 4.3 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.16 Amended and Restated Registration Rights Agreement, dated as of May 14, 2020, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.8 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.17 Warrant Exercise Agreement, dated as of June 28, 2022, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 99.17 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on June 30, 2022.

99.18 Assignment Agreement, dated as of July 28, 2022, by and between Golden Post Rail, LLC, Matthew K. Rose and MKR 2022 Grantor Retained Annuity Trust, incorporated by reference to Exhibit 99.18 to Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Securities Exchange Commission on March 29, 2023.

99.19 Multi-Party Agreement, dated as of April 19, 2023, by and between DynaResource, Inc., Golden Post Rail, LLC, MKR 2022 Grantor Retained Annuity Trust and K.D. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 25, 2023.

99.20 Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Series E Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 27, 2024, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 28, 2024.

99.21 Stock Purchase Agreement, dated June 26, 2024 by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 28, 2024.

99.22 Stock Purchase Agreement, dated October 18, 2024 by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 22, 2024.

99.23 Securities Purchase Agreement, dated September 1, 2026 by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2026.

99.24 Warrant, dated September 1, 2026, incorporated by reference to Exhibit 10.8 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2026.

99.25* Letter Agreement, dated September 1, 2026 by and between DynaResource, Inc. and Golden Post Rail, LLC.

99.26 Voting Agreement, dated September 1, 2026 by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 10.15 to DynaResource, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2026.

* Filed herewith"

## Signatures
- Golden Post Rail, LLC: /s/ Matthew K. Rose, Matthew K. Rose Manager, President, Secretary and Treasurer (09/03/2026)
- Matthew K. Rose: /s/ Matthew K. Rose, Matthew K. Rose (09/03/2026)
- MKR 2022 Grantor Retained Annuity Trust: /s/ Matthew K. Rose, Matthew K. Rose Trustee (09/03/2026)